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08032786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18021

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-07 (MM/DD/YY) AND ENDING 9-30-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTERN FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 B STREET SUITE 2204
(No. and Street)

SAN DIEGO (City) CALIFORNIA (State) 92101 (Zip Code)

PROCESSED
DEC 10 2008
THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD S. LEVENSON 619-234-3235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLUM & CLARK, CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

5675 RUFFIN ROAD #300 (Address) SAN DIEGO (City) CALIFORNIA (State) 92123 (Zip Code)

Securities and Exchange Commission
RECEIVED
NOV 24 2008
Office of Compliance Inspection and Examinations

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, RICHARD S. LEVENSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTERN FINANCIAL CORPORATION, as of SEPTEMBER 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF CALIFORNIA
COUNTY OF SAN DIEGO

SUBSCRIBED AND SWORN TO (OR AFFIRMED) BEFORE ME ON THIS 18 DAY OF NOVEMBER, 2008 BY Richard S. Levenson PROVED TO ME ON THE BASIS OF SATISFACTORY EVIDENCE TO BE THE PERSON WHO APPEARED BEFORE ME.

KATHY GIERUCKI, NOTARY PUBLIC

KATHY GIERUCKI
COMM. #1536868
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Comm. Exp. DEC. 20, 2008

WESTERN FINANCIAL CORPORATION

Audit Report in Conformity with
Rule 17a-5 of the
Securities and Exchange Commission
Year Ended September 30, 2008

AVAILABLE FOR PUBLIC INSPECTION

TABLE OF CONTENTS

Independent Auditors' Report 1

Financial Statements:

Statement of Financial Condition 2

Notes to Financial Statements 3-6

BLUM & CLARK
Certified Public Accountants

Independent Auditors' Report

Board of Directors and Stockholders
Western Financial Corporation

We have audited the accompanying statement of financial condition of Western Financial Corporation, a California corporation, as of September 30, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Financial Corporation as of September 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, V and VI is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blum & Clark

San Diego, California
November 7, 2008

Blum & Clark
Certified Public Accountants

858-292-0543 ▮ FAX 858-292-0674 ▮ www.blumandclark.com
5675 Ruffin Road, Suite 300 ▮ San Diego, CA 92123

WESTERN FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS

	Allowable	Non-Allowable	Total
CURRENT ASSETS:			
Cash	$ 139,465	$ ---	$ 139,465
Commissions receivable	70,742	---	70,742
Deferred tax asset	9,200	---	9,200
Total assets	$ 219,407	$ ---	$ 219,407

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness	Non-Aggregate Indebtedness	Total
LIABILITIES:			
Commissions payable and accrued expenses	$ 108,694	$ ---	$ 108,694
Income tax payable	11,695	---	11,695
Subordinated notes payable to related party	26,000	34,000	60,000
Total current liabilities	$ 146,389	$ 34,000	180,389
STOCKHOLDERS' EQUITY:			
Common stock, no par value, 7,500 shares authorized, 3,500 shares issued and outstanding			15,000
Additional paid-in capital			3,354
Retained earnings			20,664
Total stockholders' equity			39,018
Total liabilities and stockholders' equity			$ 219,407

See accompanying notes and accountants' report.

Note 1 SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business

Western Financial Corporation (the "Company") is located in San Diego, California and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), previously the National Association of Securities Dealers, Inc. (the "NASD").

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions and consequently, operates under the exemptive provisions of SEC rule 15c3-3k(2)(ii).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash deposits

At times during 2008 the Company had deposits in excess of federally insured limits.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. For tax purposes, the Company uses the cash basis method of accounting.

Commission revenue and expense recognition

Commission revenues and related commission expenses are recognized on a trade date basis as securities transactions occur.

Note 1 SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for doubtful accounts

The Company considers commissions receivable to be fully collectible, accordingly, no allowance for doubtful accounts is provided.

Note 2 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Aggregate indebtedness and net capital change from day to day, but as of September 30, 2008 the Company's net capital ratio is approximately 2 to 1. Net capital was $73,018, and aggregate indebtedness was $146,389. The required net capital was $50,000, and excess net capital was $23,018.

The Company does not carry customer accounts, nor does it hold customer securities or cash. Therefore, it is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

Note 3 LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At September 30, 2008, the Company had four outstanding notes payable to a company that is wholly owned by one of its stockholders. At September 30, 2008, all of the notes had an aggregate carrying value of $60,000 (8.0% annual interest).Two of the notes totaling $26,000 are payable at maturity on December 31, 2008 and the remaining two notes totaling $34,000 at maturity on December 31, 2009. The Company paid $4,813 of interest to the related company.

The subordinated borrowings are covered by agreements approved by FINRA and, as a result, are available in computing net capital under the SEC's Uniform Net Capital Rule. Accordingly, they may be repaid only if, after giving effect to such repayments, the Company continues to meet such net capital requirements and receives FINRA approval. Subordinated borrowings must have a minimum term of one year to be included in the computation of net capital, therefore the two notes totaling $26,000, due on December 31, 2008 have been excluded from the computation of net capital.

Note 4 INCOME TAXES

The provision for income taxes consists of the following components:

	Federal	State	Total
Current tax expense	$ 7,791	$ 5,074	$ 12,865
Deferred tax benefit	(5,800)	(3,400)	(9,200)
Total provision for income taxes	$ 1,991	$ 1,674	$ 3,665

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax provision on the statement of income is the amount required to adjust the deferred tax liability on the balance sheet to the amount of income tax expected to be incurred in future years due to the timing differences described in Note 1.

Note 5 RELATED PARTY TRANSACTIONS

The Company rents its office space from a company owned by one of its principal stockholders under a formal, month-to-month agreement. On April 1, 2008 the Company entered into a nine-month office lease to commence April 1, 2008 and end December 31, 2008. Rent expense, including utilities, totaled $75,910 for the year ended September 30, 2008.

The Company also receives computer and research services from a company owned by one of the other principal stockholders, which are billed on a monthly basis. These services totaled $39,610 for the year ended September 30, 2008.

Minimum annual lease payments for the year subsequent to September 30, 2008 is as follows:

2009	$ 20,430

Note 6 ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM

The Company has adopted an anti-money laundering compliance program as required by the USA Patriot Act of 2001. The program requires management to perform certain procedures, primarily in connection with the opening of new accounts and reviewing questionable activity in all accounts. The Company is in compliance with the program.

Note 7 RECENT ACCOUNTING PRONOUNCEMENTS

During October 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This statement does not require any new fair value measurements but provides guidance on how to measure fair value and clarifies the definition of fair value under accounting principles generally accepted in the United States of America. The statement also requires new disclosures about the extent to which fair value measurements in financial statements are based on quoted market prices, market-corroborated inputs, or unobservable inputs that are based on management's judgments and estimates. The statement is effective for fiscal years beginning after November 15, 2007. The statement will be applied prospectively by the Company for any fair value measurements that arise after the date of adoption.

The FASB has also issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)". As the Company has no plans covered by this standard, it will have no effect on the financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." This statement permits entities to choose to measure eligible items at fair value at specified election dates. The statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 although early adoption is permitted provided that an entity also adopts SFAS 157. The statement will be applied prospectively by the Company after the date of adoption.

Financial Accounting Standards Board Interpretation Number 48 *("FIN 48")*, "*Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109*" is effective for the fiscal year beginning after December 15, 2007. FIN 48 supplements FASB 109, "*Accounting for Income Taxes*", by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the enterprise has taken or expects to take on the tax return. FIN 48 requires that the tax effects of a position be recognized only if it is "*more likely than not*" to be sustained based solely on its technical merits. Management must be able to conclude that the tax law, regulations, case law and other objective information regarding the technical merits sufficiently support the positions sustainability with a likelihood of more than 50 percent. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The statement will be applied prospectively by the Company after the date of adoption.

END